UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

MILLICOM INTERNATIONAL CELLULAR S.A.

Item

1.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2019

Unaudited Interim
Condensed Consolidated
Financial Statements

For the three-month period ended March 31, 2019

1

Unaudited interim condensed consolidated income statement for the three-month period ended March 31, 2019

$ millions	Notes	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018 (i)
Revenue	5	1,065	1,013
Cost of sales		(300)	(277)
Gross profit		765	736
Operating expenses	2	(388)	(409)
Depreciation	2	(202)	(171)
Amortization		(61)	(36)
Share of profit in the joint ventures in Guatemala and Honduras	14	44	39
Other operating income (expenses), net		5	2
Operating profit	5	165	160
Interest and other financial expenses	2, 10	(140)	(85)
Interest and other financial income		4	3
Other non-operating (expenses) income, net	6	12	27
Profit (loss) from other joint ventures and associates, net		3	(20)
Profit before taxes from continuing operations		44	87
Charge for taxes, net		(19)	(33)
Profit for the period from continuing operations		25	54
Loss for the period from discontinued operations	4	—	(32)
Net profit for the period		25	22

Attributable to:
Owners of the Company		14	17
Non-controlling interests		10	4

Earnings per common share for net profit attributable to the owners of the Company:
Basic ($)	7	0.14	0.17
Diluted ($)	7	0.14	0.17

(i)   Re-presented for IFRS 15 assessment of wholesale carrier business as agent not principal (see note 2). Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period ended March 31, 2019

$ millions	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018 (i)
Net profit for the period	25	22

Other comprehensive income (to be reclassified to income statement in subsequent periods), net of tax:
Exchange differences on translating foreign operations	7	73
Cash flow hedges	(1)	(1)

Other comprehensive income (not to be reclassified to profit and loss in subsequent periods), net of tax:
Total comprehensive income for the year	31	94

Attributable to:
Owners of the Company	17	78
Non-controlling interests	14	15

Total comprehensive income for the period arises from:
Continuing operations	31	96
Discontinued operations	—	(2)

(i)	Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited interim condensed consolidated statement of financial position as at March 31, 2019

$ millions	Notes	March 31, 2019	December 31, 2018 (i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	2,361	2,374
Property, plant and equipment, net	8	2,658	3,041
Right of use assets	2	829	—
Investments in joint ventures	14	2,899	2,867
Investments in associates	15	128	169
Contract costs, net		4	4
Deferred tax assets		215	202
Other non-current assets	12	100	126
TOTAL NON-CURRENT ASSETS		9,193	8,784

CURRENT ASSETS
Inventories		50	39
Trade receivables, net		350	343
Contract assets, net		38	37
Amounts due from non-controlling interests, associates and joint ventures	12	32	34
Prepayments and accrued income		192	129
Current income tax assets		88	108
Supplier advances for capital expenditure		29	25
Equity investment	15	70	—
Other current assets		168	127
Restricted cash		145	158
Cash in escrow	10	501	—
Cash and cash equivalents		495	528
TOTAL CURRENT ASSETS		2,157	1,529
Assets held for sale	4	6	3
TOTAL ASSETS		11,356	10,316

(i)	Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited interim condensed consolidated statement of financial position as at March 31, 2019 (continued)

$ millions	Notes	March 31, 2019	December 31, 2018 (i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		633	635
Treasury shares		(57)	(81)
Other reserves		(549)	(538)
Retained profits		2,518	2,535
Profit for the period/year attributable to equity holders		14	(10)
Equity attributable to owners of the Company		2,560	2,542
Non-controlling interests		262	249
TOTAL EQUITY		2,821	2,790

LIABILITIES
Non-current liabilities
Debt and financing	10	4,202	4,123
Lease liabilities	2	793	—
Amounts due to non-controlling interests, associates and joint ventures	12	179	135
Provisions and other non-current liabilities		344	351
Deferred tax liabilities		227	233
Total non-current liabilities		5,746	4,841

Current liabilities
Debt and financing	10	575	458
Lease liabilities	2	85	—
Put option liability	3	239	239
Payables and accruals for capital expenditure		227	335
Other trade payables		257	282
Amounts due to non-controlling interests, associates and joint ventures	12	346	348
Accrued interest and other expenses		440	383
Current income tax liabilities		67	58
Contract liabilities		84	87
Provisions and other current liabilities		470	494
Total current liabilities		2,788	2,684
Liabilities directly associated with assets held for sale	4	—	—
TOTAL LIABILITIES		8,534	7,525
TOTAL EQUITY AND LIABILITIES		11,356	10,315

(i)	Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2019

$ millions	Notes	March 31, 2019	March 31, 2018(i)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		44	87
Profit (loss) before taxes from discontinued operations	4	—	(32)
Profit before taxes		44	55
Adjustments to reconcile to net cash:
Interest and other financial expenses		140	87
Interest and other financial income		(4)	(3)
Adjustments for non-cash items:
Depreciation and amortization	5	262	207
Share of profit in Guatemala and Honduras joint ventures		(44)	(39)
Loss (gain) on disposal and impairment of assets, net	4	(6)	41
Share-based compensation		6	7
(Profit) loss from other joint ventures and associates, net		(3)	20
Other non-cash non-operating (income) expenses, net		(12)	(28)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(210)	(92)
(Increase) decrease in inventories		(11)	(4)
Increase (decrease) in trade and other payables, net		79	19
Changes in contract assets, liabilities and costs, net		3	(1)
Total changes in working capital		(139)	(77)
Interest (paid)		(98)	(88)
Interest received		3	1
Taxes (paid)	5	(3)	(14)
Net cash provided by operating activities		147	167
Cash flows from investing activities (including discontinued operations):
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	—	26
Purchase of intangible assets and licenses	9	(79)	(105)
Purchase of property, plant and equipment	8	(170)	(151)
Proceeds from sale of property, plant and equipment	8	9	12
Dividends received from joint ventures	14	51	22
Cash in escrow	10	(500)	—
Cash (used in) provided by other investing activities, net		6	5
Net cash used in investing activities		(683)	(191)
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	10	959	100
Repayment of debt and other financing	10	(446)	(130)
Dividends paid to non-controlling interests		(11)	—
Net cash provided by (used in) financing activities		502	(31)
Exchange impact on cash and cash equivalents at the beginning of the period		2	8
Net (decrease) increase in cash and cash equivalents		(33)	(46)
Cash and cash equivalents at the beginning of the period		(528)	619
Effects of cash in disposal group held for sale	4	—	3
Cash and cash equivalents at the end of the period		495	576

(i)	Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

6

Unaudited interim condensed consolidated statements of changes in equity for the three month period ended March 31, 2019 and years ended December 31, 2018, and 2017

$ millions	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity

Balance on December 31, 2017	101,739	(1,195)	153	484	(106)	3,035	(472)	3,096	185	3,281
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax)	—	—	—	—	—	10	—	10	(4)	5
Total comprehensive income for the year	—	—	—	—	—	(10)	(68)	(78)	(30)	(108)
Dividends (ii)	—	—	—	—	—	(266)	—	(266)	—	(266)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(13)	(13)
Purchase of treasury shares	—	(70)	—	—	(6)	—	—	(6)	—	(6)
Share-based compensation	—	—	—	—	—	—	22	22	—	22
Issuance of shares under share-based payment schemes	—	351	—	(2)	31	(5)	(22)	2	—	2
Effect of change in consolidation scope (iii)	—	—	—	—	—	—	—	—	111	111
Put option reserve (iii)	—	—	—	—	—	(239)	—	(239)	—	(239)

Balance on December 31, 2018	101,739	(913)	153	482	(81)	2,525	(538)	2,542	249	2,790
Total comprehensive income for the year	—	—	—	—	—	14	3	17	14	31
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(96)	—	—	(8)	—	—	(8)	—	(8)
Share-based compensation	—	—	—	—	—	—	6	6	—	6
Issuance of shares under share-based payment schemes	—	359	—	(2)	32	(7)	(20)	3	—	3

Balance on March 31, 2019	101,739	(650)	153	481	(57)	2,533	(549)	2,559	262	2,820

(i)    Retained profits — includes profit attributable to equity holders, of which at March 31, 2019, $325 million (2018: $324 million) are not distributable to equity holders.

(ii)    Dividends — A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders and paid in equal portions in May 2018 and November 2018.

(iii)   Effect of the acquisition of Cable Onda S.A. See note 3 for further details.

(iv)    See note 2 for details about changes in accounting policies.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Notes to the unaudited interim condensed consolidated statements

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media company providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, Pay-TV in Latin America and Africa.

On April 23, 2019, the Board of Directors authorized these interim condensed consolidated financial statements for issuance.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the 2018 consolidated financial statements, except for the changes described below.

Adjustments related to "principal vs agent" under IFRS 15 considerations for the wholesale carrier business

In Q3 2018, the Group reconsidered the accounting under IFRS 15 "Revenue from Contracts with Customers" (adopted as of January 1, 2018), of its wholesale carrier business to recognize 2018 revenue on a net basis as an agent rather than as a principal under the modified retrospective transition method. Therefore the income statement for the three-month period ended March 31, 2018 have been re-presented compared to last year's published results to net off revenue and cost of sales for an amount of $29 million, with no impact on gross profit and cash flows, and impact on the Latin America segment only.

New and amended IFRS standards

The following changes to standards effective for annual periods starting on January 1, 2019 have been adopted by the Group:

•	IFRS 16 "Leases". The Group had to change its accounting policies as a result of adopting IFRS 16 Leases.

On adoption, an additional lease liability of $538 million has been recognized and the application of the new standard decreased operating expenses by $36 million as compared to what our results would have been if we had continued to follow IAS 17 in the three months ended March 31, 2019. The impact of the adoption of the leasing standard and the new accounting policies are further explained below. The application of this standard also affects the Group’s depreciation, operating and financial expenses, debt and other financing and leverage ratios. The change in presentation of operating lease expenses results in a corresponding increase in cash flows derived from operating activities and a decline in cash flows from financing activities.

•	The following new or amended standards became applicable for the current reporting period and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments.

◦	Amendments to IFRS 9 "Financial instruments" on prepayment features with negative compensation.

◦	IFRIC 23 "Uncertainty over Income Tax Treatments" clarifies how the recognition and measurement requirements of IAS 12 Income taxes, are applied where there is uncertainty over income tax treatments.

◦	Amendments to IAS 19 "Employee benefits" on plan amendment, curtailment or settlement.

◦	Amendments to IAS 28 "Investments in associates" on long term interests in associates and joint ventures.

◦	Annual improvements 2015-2017

The following changes to standards, which are not expected to materially affect the Group, will be effective from January 1, 2020:

•	Amendments to IFRS 3 - definition of a business. This amendment revises the definition of a business. The Group does not expect these amendments to have a material impact on the consolidated financial statements. These amendments have not yet been endorsed by the EU.
•	Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’. These amendments have not yet been endorsed by the EU.
8

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

Changes in accounting policies

This note explains the impact of the adoption of IFRS 16 "Leases" on the Group’s financial statements and discloses the new accounting policies that have been applied from January 1, 2019.

The Group adopted the standard using the modified retrospective approach with the cumulative effect of applying the new Standard recognized in retained profits as of January 1, 2019. Comparatives for the 2018 financial statements were not restated.

a)	Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 12.7%.

For leases previously classified as finance leases Millicom recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

$ millions	2019
Operating lease commitments disclosed as at December 31, 2018	801
(Plus): Non lease components obligations	57
(Less): Short term leases recognized on a straight line basis as expense	(3)
(Less): Low value leases recognized on a straight line basis as expense	(2)
(Less): Contract included in the lease commitments but with starting date in 2019 and not part of the IFRS 16 opening balances	(17)
(Plus/less): Other	(8)
Gross lease liabilities	828
Discounted using the lessee's incremental borrowing rate at the date of the initial application	(290)
Incremental lease liabilities recognized at January 1, 2019	538
(Plus): Finance lease liabilities recognized at December 31, 2018	353
Lease liabilities recognized at January 1, 2019	891

Of which are:
Current lease liabilities	45
Non-current lease liabilities	846

9

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

The application of IFRS 16 affected the following items in the statement of financial position on January 1, 2019:

FINANCIAL POSITION $ millions	As at January 1, 2019 before application	Effect of adoption of IFRS 16	As at January 1, 2019 after application	Reason for the change
ASSETS
Property, plant and equipment, net	3,041	(307)	2,735	(i)
Right-of-use assets (non-current) NEW	—	847	847	(ii)
Prepayments	129	(4)	125	(iii)
LIABILITIES
Lease liabilities (non-current) NEW	—	846	846	(iv)
Debt and other financing (non-current)	4,123	(337)	3,786	(v)
Lease liabilities (current) NEW	—	45	45	(iv)
Debt and other financing (current)	458	(16)	442	(v)
Other current liabilities	494	(2)	492	(vi)

(i)	Transfer of previously capitalized assets under finance leases to Right-of-Use assets.
(ii)	Initial recognition of Right-of-Use assets, transfer of previously recognized finance leases and of lease prepayments being part of the Right-of-Use asset cost at transition.
(iii)	Transfer of lease prepayments being part of the Right-of-Use asset cost at transition.
(iv)	Initial recognition of lease liabilities and transfer of previously recognized finance lease liabilities.
(v)	Transfer of previously recognized finance lease liabilities to new Lease liabilities accounts.
(vi)	Reclassification of provisions for onerous contracts to Right-of-Use assets.

The application of IFRS 16 also impacts classifications within the statement of cash flows, segment information and EPS for the period starting from January 1, 2019. Its application had nevertheless no significant impact on the Group's retained profits.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

o	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

o	reliance on previous assessments on whether leases are onerous

o	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases

o	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

o	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made when applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

b)	Leases accounting policy applied from January 1, 2019 are as follows:

The Group leases various lands, sites, towers (including those related to towers sold and leased back), offices, warehouses, retail stores, equipment and cars. Rental contracts are typically made for fixed periods but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Through December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the statement of income on a straight-line basis over the period of the lease.

10

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

o	fixed payments (including in-substance fixed payments), less any lease incentives receivable

o	variable lease payment that are based on an index or a rate

o	amounts expected to be payable by the lessee under residual value guarantees

o	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

o	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. The incremental borrowing rate applied can have a significant impact on the net present value of the lease liability recognized under IFRS 16.

Right-of-use assets are measured at cost comprising the following:

o	the amount of the initial measurement of lease liability

o	any lease payments made at or before the commencement date less any lease incentives received

o	any initial direct costs, and

o	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Furthermore, the Group has taken the additional following decisions in adopting the standard:

◦	Non-lease components are capitalized (IFRS16.15)

◦	Intangible assets are out of IFRS 16 scope (IFRS16.4)

According to the new Standard, lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both: (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate if the lessee is reasonably certain not to exercise that option. The assessment of such options is performed at the commencement of a lease. As part of the assessment, Millicom introduced the 'time horizon concept': the reasonable term under which the company expects to use a leased asset considering economic incentives, management decisions, business plans and the fast-paced industry Millicom operates in. The assessment must be focused on the economic incentives for Millicom to exercise (or not) an option to early terminate/extend a contract. The Group has decided to work on the basis the lessor will generally accept a renewal/not early terminate a contract, as there is an economic incentive to maintain the contractual relationship.

Millicom considered the specialized nature of most of its assets under lease, the low likelihood the lessor can find a third party to substitute Millicom as a lessee and past practice to conclude that, pending clarification from IFRIC, the lease term can go beyond the notice period when there is more than an insignificant penalty for the lessor not to renew the lease. This analysis requires judgment by the management of Millicom and has a significant impact on the lease liability recognized under IFRS 16.

Under IFRS 16, the accounting of sale and leaseback transactions has changed as the underlying sale transaction needs to be firstly analyzed using the guidance of IFRS 15. The seller/lessee recognizes a right-of-use asset in the amount of the proportional original carrying amount that relates to the right of use retained. Accordingly, only the proportional amount of gain or loss from the sale must be recognized. The impact from sale and leaseback transactions was not material for Millicom Group as of the date of initial application.

11

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions 2019

On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica S.A. entered into 3 separate stock purchase agreements (the “Telefonica CAM Acquisitions”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama, from Telefonica Centroamerica (the “Panama Acquisition”), 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefonica (the “Costa Rica Acquisition”) and 100% of the shares of Telefonia Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition”). The Telefonica CAM Acquisitions Stock Purchase Agreements contain customary representations and warranties and termination provisions. Consummation of the Telefonica CAM Acquisitions is subject to regulatory approvals and the absence of legal impediments.

The aggregate purchase price for the Telefonica CAM Acquisitions is $1.65 billion, subject to potential purchase price adjustments.

Acquisitions 2018

On October 7, 2018, the Company signed an agreement to acquire a controlling 80% stake in Cable Onda, the largest cable and fixed telecommunications services provider in Panama. The selling shareholders retained a 20% equity stake in the company. The transaction closed on December 13, 2018 after receipt of necessary approvals, for a cash consideration of $956 million. Millicom concluded that it controls Cable Onda since closing date and therefore fully consolidates it in its financial statements with a 20% non-controlling interest. The deal also includes certain liquidity rights such as call and put options which are further detailed in the audited consolidated financial statements for the year ended December 31, 2018.

For the purchase accounting, Millicom determined the fair value of Cable Onda's identifiable assets and liabilities based on transaction and relative values. The non-controlling interest was measured based on the proportionate share of the fair value of the net assets of Cable Onda. The purchase accounting is still provisional at March 31, 2019, particularly in respect of the evaluation of certain tangible assets and tax contingencies.

Provisional fair values (100%) ($ millions)
Intangible assets (excluding goodwill),net(i)	673
Property, plant and equipment, net	348
Current assets (excluding cash)(ii) (iii)	54
Cash and cash equivalents	12
Total assets acquired	1,088
Non-current liabilities(iv)	422
Current liabilities(v)	141
Total liabilities assumed	563
Fair value of assets acquired and liabilities assumed, net	525
Transaction costs assumed by Cable Onda (vi)	30
Fair value of non-controlling interest in Cable Onda (20%)	111
Millicom’s interest in the fair value of Cable Onda (80%)	444
Acquisition price	956
Provisional Goodwill	512
(i)	Intangible assets not previously recognized (or partially recognized as a result of previous acquisitions) are trademarks for an amount of $280 million, with estimated useful lives of 3 years, a customer list for an amount of $370 million, with estimated useful life of 20 years and favorable content contracts for $19 million, with a useful life of 10 years.

(ii)	Current assets include indemnification assets for tax contingencies at fair value for an amount of $4 million – see below.

(iii)	The fair value of trade receivables acquired was $34 million.

(iv)	Non-current liabilities include the deferred tax liability of $158 million resulting from the above adjustments.

12

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

(v)	Current liabilities include the fair value of certain tax contingent liabilities of $5 million. These are partly covered by the indemnification assets described in (ii) above.

(vi)	Transaction costs of $30 million have been assumed and paid by Cable Onda before the acquisition or by Millicom on the closing date. As they related to the acquisition, these costs have been accounted for as post-acquisition costs in the Millicom Group income statement. These, together with acquisition-related costs of $11 million, have been recorded under operating expenses in the income statement of the year.

Disposals 2019

On March 14, 2019, Millicom signed an agreement for the sale of its entire operations in Chad to Maroc Telecom. The completion of the transaction is subject to the approval of the Chadian authorities. The assets and liabilities of the business have yet to be classified as assets held for sale, and the results yet to be classified as discontinued operations, as completion of the transaction remains subject to the approval of the Chadian authorities.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Summary

Financial information relating to the discontinued operations for the three-month periods ended March 31, 2019 and March 31, 2018 are set out below. Figures shown below are after inter-company eliminations.

Results from Discontinued Operations ($ millions)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Revenue	—	48
Cost of sales	—	(16)
Operating expenses	—	(20)
Other operating income (expenses), net	—	(10)
Gain/(loss) on disposal of discontinued operations	—	(32)
Operating profit (loss)	—	(30)
Interest income (expense), net	—	(2)
Profit (loss) before taxes	—	(32)
Net profit (loss) from discontinued operations	—	(32)

Cash Flows from Discontinued Operations ($ millions)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Cash from (used in) operating activities, net	—	(2)
Cash from (used in) investing activities, net	—	(4)
Cash from (used in) financing activities, net	—	—
Net cash inflows/(outflows)	—	(7)

13

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Tower Sale and Leasebacks

In 2017 and 2018, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador. The table below summarizes the main aspects of these deals and impacts on the Group financial statements:

	Paraguay	Colombia	El Salvador
Agreement date	April 26, 2017	July 18, 2017	February 6, 2018
Total number of towers expected to be sold	1,410	1,207	811
Total number of towers transferred to March 31, 2019	1,307	932	547
Expected total cash proceeds ($ millions)	125	147	145
Cash proceeds received in 2017 ($ millions)	75	86	—
Cash proceeds received in 2018 ($ millions)	41	26	74
Cash proceeds received in 2019 ($ millions)-as of March 31	3	4	3
Upfront gain on sale recognized in 2017 ($ millions)	26	37	—
Upfront gain on sale recognized in 2018 ($ millions)	15	13	32
Upfront gain on sale recognized in 2019 ($ millions)-as of March 31	—	—	—

Assets held for sale and liabilities directly associated with assets held for sale

The following table summarizes the nature of the assets and liabilities still reported under assets held for sale and liabilities directly associated with assets held for sale as at March 31, 2019 and December 31, 2018:

Assets and liabilities reclassified as held for sale ($ millions)	As at March 31, 2019	As at December 31, 2018
Towers Paraguay	2	2
Towers Colombia	1	—
Towers El Salvador	1	1
Towers Zantel	1	—
Others	—	—
Total assets of held for sale	6	3
Towers Paraguay	—	—
Total liabilities directly associated with assets held for sale	—	—
Net assets held for sale / book value	6	3

14

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated.

Revenue, operating profit (loss), EBITDA and other segment information for the periods ended March 31, 2019 and March 31, 2018, are as follows:

Three months ended March 31, 2019 ($ millions)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	778	120	—	(368)	—	531
Cable and other fixed services revenue	541	3	—	(67)	—	478
Other revenue	12	—	—	(1)	—	11
Service revenue (i)	1,331	124	—	(435)	—	1,020
Telephone and equipment revenue (i)	95	—	—	(49)	—	45
Total Revenue	1,426	124	—	(485)	—	1,065
Operating profit (loss)	256	8	(7)	(136)	44	165
Add back:
Depreciation and amortization	338	31	2	(109)	—	262
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(44)	(44)
Other operating income (expenses), net	(3)	—	—	(2)	—	(5)
EBITDA (ii)	591	39	(5)	(247)	—	377
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	591	39	(5)	(247)	—	377
Capital expenditure (iii)	(305)	(10)	(2)	77	—	(241)
Changes in working capital and others (iv)	(86)	(6)	(30)	(10)	—	(132)
Taxes paid	(23)	(3)	1	22	—	(3)
Operating free cash flow (v)	177	19	(37)	(158)	—	1
Total Assets (vi)	12,533	943	3,314	(5,611)	3,417	11,356
Total Liabilities	6,797	1,024	3,547	(2,127)	537	8,535

15

5. SEGMENT INFORMATION (Continued)

Three months ended March 31, 2018 ($ millions)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	806	129	—	(370)	—	565
Cable and other fixed services revenue	442	3	—	(58)	—	387
Other revenue	11	2	—	(1)	—	11
Service revenue (i)	1,259	134	—	(430)	—	963
Telephone and equipment revenue (i)	94	—	—	(44)	—	50
Total Revenue	1,353	134	—	(474)		1,013
Operating profit (loss)	229	8	1	(116)	39	160
Add back:					—	—
Depreciation and amortization	288	27	1	(110)	—	207
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(39)	(39)
Other operating income (expenses), net	(3)	2	—	(2)	—	(2)
EBITDA (ii)	514	37	3	(227)	—	327
EBITDA from discontinued operations	—	12	—	—	—	12
EBITDA incl discontinued operations	514	49	3	(227)	—	339
Capital expenditure (iii)	(245)	(21)	—	60	—	(206)
Changes in working capital and others (iv)	(66)	5	(25)	15	—	(71)
Taxes paid	(36)	(2)	—	24	—	(14)
Operating free cash flow (v)	164	31	(20)	(128)	—	47
Total Assets (vi)	10,699	1,421	568	(5,569)	3,382	10,501
Total Liabilities	5,658	1,583	1,419	(1,905)	453	7,208

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non-recurrent revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.
(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.
(iii)	Excluding spectrum and licenses of $7 million (2018: $48 million) and cash received on tower deals of $7 million (2018: $11 million).
(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense and non-cash bonuses.
(v)	Operating Free Cash Flow is EBITDA less capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense and non-cash bonuses) and taxes paid.
(vi)	Segment assets include goodwill and other intangible assets.
(vii)	Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

16

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Three months ended March 31, 2019			Three months ended March 31, 2018
$ millions	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	402	93	495	428	103	530
Mobile Financial Services	Point in time	8	27	35	8	27	34
Cable and other fixed services	Over time	475	3	478	384	3	387
Other	Over time	11	—	12	10	2	11
Service Revenue		896	124	1,020	829	134	963
Telephone and equipment	Point in time	45	—	45	49	—	50
Revenue from contracts with customers		942	124	1,065	879	134	1,013

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

$ millions	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Exchange gains (losses), net	11	27
Other non-operating income (expenses), net	1	1
Total	12	27

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

$ millions	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Basic and Diluted
Net profit attributable to owners of the Company from continuing operations	14	50
Net profit (loss) attributable to owners of the Company from discontinuing operations	—	(32)
Net profit attributable to owners of the Company used to determine the earnings per share	14	17

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,022	100,744
$
Basic and diluted
- EPS from continuing operations attributable to owners of the Company	0.14	0.49
- EPS from discontinuing operations attributable to owners of the Company	—	(0.32)
- EPS for the period attributable to owners of the Company	0.14	0.17

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8. PROPERTY, PLANT AND EQUIPMENT

During the three-month period ended March 31, 2019, Millicom added property, plant and equipment for $112 million (March 31, 2018: $106 million) and received $9 million in cash from disposal of property, plant and equipment (March 31, 2018: $12 million).

9. INTANGIBLE ASSETS

During the three-month period ended March 31, 2019, Millicom added intangible assets of $26 million (March 31, 2018: $64 million) and did not receive any proceeds from disposal of intangible assets (March 31, 2018: nil).

10. DEBT AND FINANCING

MICSA

On February 20, 2019, MIC S.A. entered into a $1.65 billion term loan facility agreement with a consortium of banks (the “Telefonica Bridge Facility”), subsequently reduced to $1.05 billion in April 2019. The Telefonica Bridge Facility is available to be drawn from the date of the Telefonica Bridge Facility to and including the earlier of (i) March 1, 2020 and (ii) the date the Telefonica Bridge Facility is terminated. The Telefonica Bridge Facility matures on the date following twelve months after the date of the Telefonica Bridge Facility (unless extended for a period not exceeding six months). Interest on amounts drawn under the Telefonica Bridge Facility is payable at LIBOR plus a variable margin. Amounts drawn under the Telefonica Bridge Facility may be used by MIC S.A. to (i) pay the purchase price for the Telefonica CAM Acquisitions, (ii) refinance the debts of any member of the Telefonica CAM group and/or (iii) pay any costs, fees, interests or other expenses in connection with the Telefonica CAM Acquisitions or the Telefonica Bridge Facility. On signature date, Millicom recorded structuring and syndication fees for a total amount of $12 million under 'Interest expense'.

On March 25, 2019, the MIC S.A. issued a $750 million 6.25% senior notes due 2029. The Notes bear interest at 6.25% p.a., payable semi-annually in arrears on March 25 and September 25 of each year, starting on September 25, 2019. It will use the net proceeds of the Notes to finance, in part, the Telefonica CAM Acquisitions (see note 3). Costs of issuance of $8 million are amortized over the ten-year life of the notes (the effective interest rate is 6.36%). Pending the consummation of any Telefonica CAM Acquisition and the satisfaction of certain other conditions, $500 million of the gross proceeds of the offering of the Notes have been deposited into a segregated escrow account, in the name of Millicom. These are shown under 'Cash in escrow' in the statement of financial position. The remainder of the Notes, that is $250 million, has been delivered to the Company on the date of issuance. Additionally, and upon the occurrence of certain events, including that none of the Telefonica CAM Acquisitions has been consummated by June 30, 2020, Notes in an aggregate principal amount equal to $500 million would be subject to a special mandatory redemption.

On March 26, 2019, the Group announced that it will solicit consents from the holders of its $500 million 6% Senior Notes due 2025 (the “Notes”) to amend certain provisions of the indenture governing the Notes. It will pay a cash payment equal to $2.50 per $1,000 principal amount of Notes (the “Consent Consideration”) to holders of the Notes for which consents to the proposed amendments have been validly delivered on April 3, 2019.  The consent has been obtained early April 2019 and amount paid.

Paraguay

In January 2019, Telecel obtained a seven-year loan from BBVA Bank for PYG 117,000 million (approximately $20 million), denominated in Paraguayan guaranies (“PYG”) which bears a fixed annual interest rate of 8.94%.

On March 27, 2019, Telecel announced that it commenced a cash tender offer for any and all of its $300 million 6.75% Senior Notes due 2022 (the “Telecel 2022 Notes”) at a redemption price of 102.530%. The tender offer expired on April 2, 2019 and $244 million out of the $300 million Telcel 2022 Notes were accepted for early redemption for a cash payment of $255 million including an early redemption premium of $6 million. The remaining $56 million Telecel 2022 Notes were repurchased on April 5, 2019 at a redemption price of 102.25%, or $57 million, including a redemption premium of $1 million. As the amount of the repurchase was able to be estimated at March 31, 2019, the $7 million premium and $3 million of related unamortized costs were included as financial expenses in the statement of income in the three-month period ended March 31, 2019 and the Notes were disclosed in current liabilities as at March 31, 2019. Telecel will be making the cash payments in April and May 2019.

On April 8, 2019, Telecel issued a $300 million 5.875% senior notes due 2027 (the “Telecel 2027 Notes”). The Telecel 2027 Notes bear interest at 5.875% p.a., payable semi-annually in arrears on April 15 and October 15 of each year, starting on October 15, 2019. The net proceeds of the Telecel 2027 Notes are being used to finance the purchase of the Telecel 2022 Notes (see above).

18

10. DEBT AND FINANCING (Continued)

Analysis of debt and other financing by maturity

The total amount of debt and financing is repayable as follows:

$ millions	As at March 31, 2019	As at December 31, 2018(i)
Due within:
One year	575	458
One-two years	258	338
Two-three years	142	403
Three-four years	330	570
Four-five years	515	468
After five years	2,958	2,345
Total debt and financing	4,777	4,580

(i)       As at December 31, 2018, Debt and financing included finance lease liabilities of $353 million. As at March 31, 2019, and as a result of the application of IFRS 16, these are now shown under Lease liabilities in the statement of financial position and therefore excluded from the table above in 2019.

As at March 31, 2019, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $612 million (December 31, 2018: $626 million). Assets pledged by the Group for these debts and financings amounted to $501 million at March 31, 2019 (December 31, 2018: $2 million).

The table below describes the outstanding and maximum exposure under these guarantees and the remaining terms of the guarantees as at March 31, 2019 and December 31, 2018.

	Bank and financing guarantees (i)
$ millions	As at March 31, 2019		As at December 31, 2018

Terms	Outstanding exposure	Theoretical maximum exposure	Outstanding exposure	Theoretical maximum exposure
0-1 year	189	189	133	133
1-3 years	211	211	281	281
3-5 years	212	212	212	212
More than 5 years	—	—	—	—
Total	612	612	626	626

(i)       If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

$ millions	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Interest expense on bonds and bank financing	(77)	(56)
Interest expense on leases	(37)	(20)
Loan redemption charges	(7)	—
Other	(19)	(8)
Total	(140)	(85)

19

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As at March 31, 2019, the total amount of claims and litigation risks against Millicom and its operations was $389 million, of which $9 million related to its share in joint ventures (December 31, 2018: $687 million, of which $5 million related to its share in joint ventures).

As at March 31, 2019, $24 million has been provided for these risks in the consolidated statement of financial position (December 31, 2018: $26 million). The Group’s share of provisions made by the joint ventures was $4 million (December 31, 2018: $4 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Improper filing of shareholding in MIC Tanzania Public Limited Company

In June 2016, Millicom was served with claims by a third party seeking to exert rights as a shareholder of MIC Tanzania Public Limited Company (Tigo Tanzania). In June 2015, Millicom identified that an incorrect filing related to Tigo Tanzania had been made in the commercial register, causing the register to incorrectly indicate that shares in the local subsidiary were owned by this third party. On July 26, 2018, the Court of Appeal of Tanzania, the country’s highest court, reaffirmed in a ruling that Tigo Tanzania remains owned and controlled by Millicom. Late 2018, the third party in question has filed for a review of the ruling by the same Court of Appeals, which already ruled in our favor. Millicom considers the success of this review as remote and therefore continues to control and fully consolidate Tigo Tanzania.

Ongoing investigation by the International Commission Against Impunity in Guatemala (CICIG)

On July 14, 2017, the CICIG disclosed an ongoing investigation into alleged illegal campaign financing that includes a competitor of Comcel, our Guatemalan joint venture. The CICIG further indicated that the investigation would include Comcel. On November 23 and 24, 2017, Guatemala's attorney general and CICIG executed search warrants on the offices of Comcel. As at March 31, 2019, the matter is still under investigation, and Management has not been able to assess the potential impact on these interim condensed consolidated financial statements of any remedial actions that may need to be taken as a result of the investigations, or penalties that may be imposed by law enforcement authorities. Accordingly, no provision has been recorded as of March 31, 2019.

Taxation

At March 31, 2019, the Group estimates potential tax claims amounting to $271 million. Tax risks amounting to $41 million have been assessed as probable and recorded as tax provisions (December 31, 2018: claims amounting to $254 million and provisions of $47 million). Out of these potential claims and provisions, respectively $33 million and $2 million relate to Millicom’s share in joint ventures (December 31, 2018: claims amounting to $29 million and provisions of $2 million).

Capital commitments

At March 31, 2019, the Company and its subsidiaries and joint ventures had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $193 million of which $172 million are due within one year (December 31, 2018: $154 million of which $126 million are due within one year). Out of these commitments, respectively $76 million and $67 million related to Millicom’s share in joint ventures (December 31, 2018: $66 million and $56 million).

12. RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties during the three-month periods ended March 31, 2019 and March 31, 2018:

$ millions	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Expenses
Purchases of goods and services from Miffin	(50)	(41)
Purchases of goods and services from EPM	(10)	(10)
Lease of towers and related services from HTA	(1)	(7)
Other expenses	(1)	—
Total	(61)	(58)

20

12. RELATED PARTY TRANSACTIONS (Continued)

$ millions	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Income / gains
Sale of goods and services to Miffin	73	68
Sale of goods and services to EPM	3	4
Other income / gains	—	1
Total	76	73

As at March 31, 2019 and December 31, 2018, the Group had the following balances with related parties:

$ millions	As at March 31, 2019	As at December 31, 2018
Liabilities
Payables to Guatemala joint venture (i)	361	315
Payables to Honduras joint venture (i)	150	143
Payables to EPM	4	14
Other accounts payable	8	9
Sub-total	525	482
Lease liabilities to HTA (ii)	98	99
Total	623	580

(i)	Amount payable mainly consist of dividend advances for which dividends are expected to be declared later in 2019 and/or shareholder loans.

(ii)	Disclosed under “Lease liabilities” in the statement of financial position.

$ millions	As at March 31, 2019	As at December 31, 2018
Assets
Receivables from Guatemala and Honduras joint ventures	19	20
Receivables from EPM	4	5
Advance payments to Helios Towers Tanzania	6	6
Receivable from AirtelTigo Ghana (i)	41	41
Other accounts receivable	3	1
Total	73	73

(i)	Disclosed under ‘Other non-current assets’ in the statement of financial position.

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13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at March 31, 2019 and December 31, 2018:

$ millions	Carrying Value		Fair Value (i)
	As at March 31, 2019	As at December 31, 2018(ii)	As at March 31, 2019	As at December 31, 2018(ii)
Financial liabilities
Debt and financing	4,778	4,580	4,601	4,418

(i)            Fair values are measured with reference to Level 1 (for listed bonds) or 2.

(ii)          As at December 31, 2018, Debt and financing included carrying value of finance lease liabilities of $353 million. As at March 31, 2019, and as a result of the application of IFRS 16, these are now shown under Lease liabilities in the statement of financial position and therefore excluded from the table above in 2019.

Derivative financial instruments

There are no derivative financial instruments with a significant fair value at March 31, 2019.

14. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At March 31, 2019, the equity accounted net assets of our joint ventures in Guatemala, Honduras and Ghana totaled $3,484 million (December 31, 2018: $3,405 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $133 million (December 31, 2018: $133 million) represent statutory reserves that are unavailable to be distributed to the Group. During the period ended March 31, 2019, Millicom’s joint ventures paid $51 million (December 31, 2018: $243 million) as dividends or dividend advances to the Company.

	2019
$ millions	Guatemala	Honduras	Ghana (i)
Opening balance at January 1, 2019	2,105	731	32
Results for the year	39	5	(20)
Currency exchange differences	3	(3)	8
Closing balance at March 31, 2019	2,146	733	20

(i) The Group share of loss from our joint venture in Ghana is disclosed under ‘Profit (loss) from other joint ventures and associates, net’ in the income statement.

15. EQUITY INVESTMENT

Jumia Technologies AG (“Jumia”)

In January 2019, Millicom has been further diluted in the capital of Jumia (formerly “Africa Internet Holding GmbH” or “AIH”) following the entry of a new investor. This triggered the recognition of a net dilution gain of $7 million under ‘Income (loss) from associates, net’.

Subsequently, during Q1 2019, in preparation of its IPO, Millicom relinquished its seat on the board of directors, which resulted in the loss of the Group's significant influence over Jumia. As a result, Millicom derecognized its investment in associate in Jumia and recognized it as a financial asset (equity investment) at fair value under IFRS 9. As of April 11, 2019, Jumia successfully completed its IPO at the offer price per share of $14.5 and shares started trading on the NYSE on April 12, 2019. Millicom used the IPO valuation to fair value its investment in Jumia as of March 31, 2019. It values our share in Jumia at $70 million.

22

15. EQUITY INVESTMENT (Continued)

As a result, as of March 31, 2019, a net gain of $30 million has been recognized and reported under ‘Income (loss) from associates, net’. Post IPO, Millicom holds 6.31% of the shares of Jumia. Millicom’s investment in Jumia is classified under “Equity investment” in the Group’s statement of financial position.

For subsequent measurement, Millicom will value such equity investment to present subsequent changes in fair value in the statement of income, and not in other comprehensive income.

16. IPO – MILLICOM’S OPERATIONS IN TANZANIA

In June 2016, an amendment to the Electronic and Postal Communications Act (“EPOCA”) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorised share capital in a public offering on the Dar Es Salaam Stock Exchange. The Group is currently working on the preliminary steps (e.g., converting Tigo Tanzania into a public limited company) with a view to listing during the course of the year.

17. SUBSEQUENT EVENTS

Jumia

On April 11, 2019 Jumia Technologies AG (previously named Africa Internet Holding GmbH), the leading pan-African e-commerce platform, in which Millicom holds a 6.3% ownership interest, completed its IPO on the New York Stock Exchange under the ticker symbol JMIA.

Paraguay - Financing

On April 8, 2019, Telecel issued a $300 million 5.875% senior notes due 2027 (the “Telecel 2027 Notes”). The Telecel 2027 Notes bear interest at 5.875% p.a., payable semi-annually in arrears on April 15 and October 15 of each year, starting on October 15, 2019. The net proceeds of the Telecel 2027 Notes are being used to finance the purchase of the Telecel 2022 Notes (see note 10).

MIC S.A. – Facility agreement

On April 24, 2019, the Company signed a $300 million Term Facility Agreement with DNB and Nordea (the “Facility”). The Facility will bear interest at maximum LIBOR + 3% p.a., payable semi-annually in arrears. The net proceeds of the Facility are intended to be used, among others, to finance the Telefonica CAM Acquisitions (see note 3).

MIC S.A. – Annual General Meeting of Shareholders

On May 2, 2019, the Annual General Meeting of Shareholders approved the payment of a dividend of $2.64 per share. It will be paid in equal portions in May and November 2019.

23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: May 6, 2019